# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapid7, Inc., CIK 0001560327
CUSIP: 753422104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0000902664-24-005639
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 3,690,129; shared voting power 0; sole dispositive power 3,690,129; shared dispositive power 0; aggregate amount beneficially owned 3,690,129 (5.8% of the class)
- MICHAEL JOSEPH BURNS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,000; shared voting power 0; sole dispositive power 3,000; shared dispositive power 0; aggregate amount beneficially owned 3,000 (0% of the class)
- ROBERT BRADSHAW HENSKE (CIK 0001213097): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,500; shared voting power 0; sole dispositive power 1,500; shared dispositive power 0; aggregate amount beneficially owned 1,500 (0% of the class)
- CHAD KINZELBERG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,000; shared voting power 0; sole dispositive power 3,000; shared dispositive power 0; aggregate amount beneficially owned 3,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rapid7, Inc.
Address of issuer's principal executive offices: 120 CAUSEWAY STREET, BOSTON, Massachusetts (MA), 02114
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 27, 2024 (the "Original Schedule 13D", as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Rapid7, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends Items 2, 3, 4, and 5(a)-(d) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by (i) JANA Partners Management, LP, a Delaware limited partnership ("JANA"), (ii) Michael Joseph Burns ("Mr. Burns"), (iii) Robert Bradshaw Henske ("Mr. Henske"), and (iv) Chad Kinzelberg ("Mr. Kinzelberg," together with (ii) and (iii), the "Special Advisors," and (i) through (iv), collectively, the "Reporting Persons").

JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the "JANA GP") is the general partner of JANA. Barry Rosenstein is the Founder of the GP and JANA (the "JANA Principal").
Residence or business address: The principal business address of JANA, the JANA GP and the JANA Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The principal business address of each of the Special Advisors is c/o JANA Partners Management, LP, 767 Fifth Avenue, 8th Floor, New York, New York 10153.
Present principal occupation or employment: The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA. The principal business of each of: (i) Mr. Burns is serving as a private investor after previously serving as the Chief Financial Officer of each of Imperva Inc., Gigamon Inc. and Volterra Semiconductor Inc. and in leadership roles at Intel Corporation, (ii) Mr. Henske is serving as a private investor after previously serving as Chief Financial Officer of Intuit Inc. and Synopsys, Inc. and Managing Director at Hellman & Friedman LLC, and (iii) Mr. Kinzelberg is serving as a private investor and advisor after previously serving as SVP of Corporate and Business Development at Palo Alto Networks.
Criminal convictions in the last five years: None of the Reporting Persons, the JANA GP, or the JANA Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, the JANA GP, or the JANA Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JANA is a limited partnership organized in Delaware. The JANA Principal is a citizen of the United States of America. The JANA GP is a limited liability company organized in Delaware. Each of Messrs. Burns, Henske, and Kinzelberg is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 3,690,129 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $138 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The 3,000 Shares reported herein as beneficially owned by Mr. Burns were acquired at an aggregate purchase price of approximately $0.1 million.

The 1,500 Shares reported herein as beneficially owned by Mr. Henske were acquired at an aggregate purchase price of approximately $0.05 million.

The 3,000 Shares reported herein as beneficially owned by Mr. Kinzelberg were acquired at an aggregate purchase price of approximately $0.1 million.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On December 17, 2024, Cannae Holdings, Inc., a Nevada corporation, ("CHI") and Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (together with CHI, "Cannae") have de-grouped from the Reporting Persons. Accordingly, Cannae will no longer be deemed a "group" with the remaining Reporting Persons within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Consistent with Cannae's previously stated interest to participate in a potential acquisition of the Issuer, Cannae intends to engage in confidential discussions with the Issuer and other parties without restricting the remaining Reporting Persons. The intent of the remaining Reporting Persons is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 63,206,602 Shares outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 7, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,690,129 Shares, representing approximately 5.8% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Burns may be deemed to beneficially own 3,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Henske may be deemed to beneficially own 1,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Kinzelberg may be deemed to beneficially own 3,000 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. In the aggregate, JANA and the Special Advisors may be deemed to beneficially own an aggregate of 3,697,629 Shares, representing approximately 5.9% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: JANA has sole voting and dispositive power over 3,690,129 Shares, which power is exercised by the JANA Principal. Mr. Burns has sole voting and dispositive power over 3,000 Shares. Mr. Henske has sole voting and dispositive power over 1,500 Shares. Mr. Kinzelberg has sole voting and dispositive power over 3,000 Shares.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (12/18/2024)
- MICHAEL JOSEPH BURNS: /s/ Michael Joseph Burns, Michael Joseph Burns, Individually (12/18/2024)
- ROBERT BRADSHAW HENSKE: /s/ Robert Bradshaw Henske, Robert Bradshaw Henske, Individually (12/18/2024)
- CHAD KINZELBERG: /s/ Chad Kinzelberg, Chad Kinzelberg, Individually (12/18/2024)